SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   F O R M 6-K

                REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
           13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                  January 2004

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   [X]    Form 40-F        [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes    [ ]     No  [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                       ---------------

         This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-11716.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items


1. Press Release re the selection of RADA Electronic Industries Ltd. by the Israeli MOD to upgrade the Israeli Air Force A-4 "Skyhawk" aircraft with new avionics systems.

                                                                         ITEM 1

The Israeli MOD has Selected RADA Electronic Industries Ltd. to Upgrade the Israeli Air Force A-4 "Skyhawk" Aircraft with New Avionics Systems.
Total Program Value Exceeds $6 Million.
Monday January 5, 11:48 am ET

NATANYA, Israel, January 5 /PRNewswire-FirstCall/ --

RADA Electronic Industries Ltd. (NASDAQ: RADIF - News) announced today it was selected by the Israeli Ministry Of Defense to upgrade the Israeli Air Force A-4 "Skyhawk" aircraft with modernized avionics systems. The main goals of the modernization are to replace aging avionics components and improve the training capabilities of the aircraft, thus significantly reducing its maintenance cost. The RADA team for the program includes the Lahav division of IAI, a highly experienced aircraft upgrade and integration house.


The modernization program of the Israeli Air Force A-4 "Skyhawk" aircraft began in January 2003, when RADA was awarded a $2.0 million contract to equip the aircraft with an advanced debriefing system, which has now completed its flight-testing phase. The second step, which was activated on January 1st, 2004, includes replacement of the old avionics units onboard the aircraft with modern equipment having a value of $2.8 million, and a serial production order for an approximately $1.2 million is expected within a few months.


The A-4 "Skyhawk" was the backbone of the IAF attack fleet in the 1980s and recently it became the IAF's advanced trainer used both in the flight academy and as lead-in trainer for the modern fighters (F-15 and F-16). The IAF is planning to continue operating the A-4 as an advanced trainer at least until 2010.


Commenting on the selection, Brig. Gen (Res.) Herzle Bodinger, RADA's President who is a former IAF commander, former IAF flight academy commander and is still actively flying as flight instructor said, "We are proud that the IAF has demonstrated its confidence in RADA's capabilities and are certain that this program will enable RADA to provide similar solutions for other customers with similar needs."


Zvika Alon, RADA's V.P Business Development added "This program places RADA among a small number of aerospace companies that can provide complete avionics upgrade solutions and enables RADA to propose similar upgrades to any existing training aircraft aligning it with the front line trainers in the world."


About RADA


RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The company specializes in Avionics, Ground Debriefing Stations (Video, ACMI and Maintenance) and Automatic Test Equipment.


Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Reports on Form 20-F and other filings with the Securities and Exchange Commission.



[GRAPHIC OMITTED]
Source: Rada Electronic Industries Ltd

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           Rada Electronic Industries Ltd.
                                                     (Registrant)



                                           By: /s/Herzle Bodinger
                                               ------------------------------
                                               Herzle Bodinger, Chairman




Date: January 5, 2004